June 27, 2008
Via Facsimile and EDGAR
Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colonial Realty Limited Partnership
Form 10-K for the year ended December 31, 2007
Filed on February 29, 2008
File No. 000-20707
Dear Ms. LaMothe:
     Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 17, 2008, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Summary, page 53
1. SEC Comment:
We note that your response to comment two does not address the fact that Item 303(a) of Regulation S-K requires that the discussion and analysis be based on the reported amounts in your audited financial statements. As such your presentation and discussion of a non-GAAP income statement would not meet this requirement. Your current presentation gives greater prominence to the adjusted income statement than your GAAP results. Further, it is not clear the usefulness of a measure that is not used by your chief operating decision maker to allocate resources or assess your performance. Please confirm that you will revise your future filings accordingly.

Cicely LaMothe
Securities and Exchange Commission
June 27, 2008

Company Response:
In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2008, we will present our discussion and analysis based on the reported amounts in our financial statements.
     We appreciate your time and cooperation with this matter. Please contact me at (704) 643-7960 if you have any questions or require additional information.
Sincerely,
COLONIAL REALTY LIMITED PARTNERSHIP
By:      Colonial Properties Trust, its General Partner

By:	/s/ Weston M. Andress
Weston M. Andress
President and Chief Financial Officer